UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Age of 1934

February 13, 2017

Date of Report (Date of earliest event reported)

Integrated Device Technology, Inc.

(Exact name of registrant as specified in its charter)

Delaware	0-12695	94-2669985
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6024 Silver Creek Valley Road, San Jose, California 95138

(Address of principal executive offices)(Zip Code)

(408) 284-8200

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On February 13, 2017, Integrated Device Technology, Inc., a Delaware corporation (“IDT”), Glider Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of IDT (“Purchaser”), and GigPeak, Inc., a Delaware corporation (“GigPeak”), entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which the Purchaser, will commence a tender offer (the “Offer”) to acquire all of the outstanding shares of GigPeak’s common stock, par value $0.001 per share (the “Shares”), at a price of $3.08 per share in cash (the “Offer Price”), without interest and subject to any applicable withholding taxes, on the terms and subject to the conditions set forth in the Merger Agreement.

The Purchaser will commence the Offer as promptly as reasonably practicable (and in any event within fifteen (15) business days from the date of the Merger Agreement). The Offer will expire at midnight (New York City time) at the end of the day on the date that is twenty (20) business days (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) following the commencement of the Offer, unless extended in accordance with the terms of the Merger Agreement, including as required by the applicable rules and regulations of the United States Securities and Exchange Commission. Completion of the Offer is subject to several conditions, including: (i) there being validly tendered in the Offer and not properly withdrawn that number of Shares which, together with the number of Shares (if any) then owned by IDT or any of its wholly-owned subsidiaries represents at least a majority of the Shares then outstanding (determined on a fully-diluted basis) and no less than a majority of the voting power of the Shares then outstanding Shares (determined on a fully diluted basis); (ii) the expiration or early termination of any applicable waiting period or receipt of required clearance, consent authorization or approval relating to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; and (iii) certain other customary conditions set forth on Annex I of the Merger Agreement.

As soon as practicable following the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, the Purchaser will merge with and into GigPeak, with GigPeak surviving as a wholly-owned subsidiary of IDT, pursuant to the provisions of Section 251(h) of the General Corporation Law of the State of Delaware, with no stockholder approval required to consummate the Merger (the “Merger”). Each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than any Shares (i) that are owned by or held in the treasury of GigPeak, or owned by IDT or any direct or indirect wholly-owned Subsidiaries of IDT or GigPeak or (ii) in respect of which appraisal rights were perfected in accordance with Section 262 of the General Corporation Law of the State of Delaware, will be automatically converted into the right to receive an amount in cash equal to the Offer Price without interest and subject to any applicable withholding taxes.

As a result of the Merger, (i) each option to purchase Shares (a “GigPeak Option”) with an exercise price that is less than the Offer Price that is outstanding immediately prior to the Effective Time will be cancelled immediately prior to the Effective Time and converted into the right to receive an amount in cash equal to the product obtained by multiplying (a) the aggregate number of Shares subject to such GigPeak Option immediately prior to the Effective Time and (b) the excess, of the Offer Price over the exercise price per share of such GigPeak Option; (ii) each GigPeak Option with an exercise price greater than or equal to the Offer Price that is outstanding immediately prior to the Effective Time will be cancelled immediately prior to the Effective Time in exchange for no consideration; (iii) each restricted stock unit with respect to the Shares (a “GigPeak RSU”) that is outstanding and is not an Assumed RSU (as defined below) (including GigPeak RSUs for which the vesting is accelerated due to the consummation of the transactions contemplated by the Merger Agreement pursuant to a contract in effect as of the date of the Merger Agreement) shall vest in full to the extent unvested and be cancelled immediately prior to the Effective Time and converted into the right to receive an amount in cash equal to the product obtained by multiplying (a) the aggregate number of Shares subject to such GigPeak RSU immediately prior to the Effective Time and (b) the Offer Price; (iv) each GigPeak RSU that is outstanding and unvested immediately prior to the Effective Time (after giving effect to any accelerated vesting that occurs solely due to the consummation of the transactions contemplated by the Merger Agreement pursuant to a contract in effect as of the date of the Merger Agreement) and is held by an employee or service provider of the GigPeak (an “Assumed RSU”) will be assumed by IDT and converted automatically at the Effective Time into a restricted stock unit covering common stock of

IDT having, subject to applicable Laws, the same terms and conditions as the GigPeak RSU, except that each such GigPeak RSU will entitle the holder, upon settlement, to that number of whole shares of common stock of IDT equal to the product of (a) the number of Shares that were issuable with regard to such GigPeak RSU immediately prior to the Effective Time, multiplied by (b) a fraction (such ratio, the “Exchange Ratio”), the numerator of which is the Offer Price and the denominator of which is the volume weighted average price for a share of common stock of IDT on the Nasdaq Global Select Market, calculated to four decimal places and determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours, for the five consecutive trading days ending on the third complete trading day prior to (and excluding) the Closing Date as reported by Bloomberg, L.P., and rounding such product down to the nearest whole number of shares of common stock of IDT; (v) each warrant to purchase Shares with an exercise price that is less than the Offer Price that is outstanding immediately prior to the Effective Time, in accordance with its terms, either (a) be cancelled immediately prior to the Effective Time and converted into the right to receive an amount in cash equal to the product obtained by multiplying (I) the aggregate number of Shares for which such warrant was exercisable immediately prior to the Effective Time and (II) the excess of the Offer Price over the exercise price per share of such warrant or (b) exercised immediately prior to the Effective Time and the Shares issued upon the exercise of such warrant will be deemed outstanding and held by the holder thereof and will be deemed to have been cancelled in the Merger, and the holder will have the right to receive (I) the merger consideration payable with respect to such Shares in accordance with the Merger Agreement less (II) the amount of the aggregate exercise price of the Shares; and (vi) each warrant to purchase Shares with an exercise price equal to or greater than the Offer Price that is outstanding immediately prior to the Effective Time will be cancelled immediately prior to the Effective Time in exchange for no consideration.

IDT, the Purchaser and GigPeak have made customary representations, warranties and covenants in the Merger Agreement, including using commercially reasonable efforts to consummate and make effective the transactions contemplated by the Merger Agreement as promptly as practicable. GigPeak has agreed to (i) conduct its business in the ordinary course of business consistent with past practice, including not taking certain specified actions, prior to consummation of the Merger, (ii) use its commercially reasonable efforts to keep available the services of the current officers, employees and consultants of GigPeak, and (iii) use commercially reasonable efforts to preserve intact its business organization, the value of its assets, present relationships and goodwill with governmental authorities. Furthermore, GigPeak has agreed not to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or encourage (including by way of furnishing non-public information) any competing proposal or competing inquiry, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any information or afford to any other Person access to the business, properties, assets, books, records or any personnel of the Company or its subsidiaries, in each case in connection with or for the purpose of encouraging or facilitating, a competing proposal or competing inquiry, (iii) approve, endorse, recommend, execute or enter into any term sheet, letter of intent, acquisition agreement, or similar contract (other than an acceptable confidentiality agreement) with respect to any competing proposal or (iv) certain other restrictions set forth in the Merger Agreement. Subject to the satisfaction of certain conditions, GigPeak and its board of directors, as applicable, are permitted to take certain actions which may, as more fully described in the Merger Agreement, include changing the board of directors’ recommendation following receipt of an unsolicited proposal, if the board of directors of GigPeak concludes in good faith, after consultation with GigPeak’s independent financial advisors and outside legal counsel, that such unsolicited proposal constitutes a superior proposal and that the failure to enter into such definitive agreement would be reasonably likely to result in a breach of, or otherwise be inconsistent with, its fiduciary duties under applicable law.

The Merger Agreement contains certain termination rights for each of GigPeak and IDT, including if the Offer is not consummated on or prior to June 30, 2017. Upon termination of the Merger Agreement under specified circumstances, including IDT’s termination due to a change in the recommendation of GigPeak’s board of directors, GigPeak will be required to pay to IDT a termination fee of $9,250,000.

The Merger Agreement has been unanimously approved by the board of directors of each of IDT, the Purchaser and GigPeak. The board of directors of GigPeak unanimously recommends that stockholders of GigPeak tender their Shares in the Offer.

The foregoing description of the Offer, the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 2.1. The Merger Agreement has been incorporated herein by reference to provide information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about GigPeak, IDT or the Purchaser in any public reports filed with the U.S. Securities and Exchange Commission (“SEC”) by GigPeak or IDT. In particular, the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by information in confidential disclosure schedules provided by GigPeak to IDT in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement were used for the purpose of allocating risk between GigPeak, IDT and the Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about GigPeak, IDT or the Purchaser. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable to investors under federal securities laws. Therefore, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the parties or their respective businesses.

Tender and Support Agreement

On February 13, 2017, in connection with the Merger Agreement, IDT and the Purchaser entered into Tender and Support Agreements (the “Support Agreements”) with each of the members of the board of directors of GigPeak (together, the “Supporting Stockholders”), which provide, among other matters, that the Supporting Stockholders will (i) tender their Shares in the Offer and (ii) support the Merger. As of February 10, 2017, the Supporting Stockholders owned an aggregate of approximately 1.7% of the Shares. The Supporting Stockholders’ obligations under the Support Agreements terminate in the event that the Merger Agreement is terminated in accordance with its terms.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of the Support Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Debt Commitment Letter

In connection with the Merger Agreement, IDT entered into a commitment letter (the “Debt Commitment Letter”) with JPMorgan Chase Bank, N.A. (“JPMorgan”) on February 13, 2017, pursuant to which JPMorgan has committed to provide $200 million of senior secured term loans (the “Financing”), the proceeds of which would be used (i) to repay outstanding debt of GigPeak, (ii) to fund a portion of the consideration payable in the Offer and the Merger, (iii) to pay fees and expenses related to the Offer, the Merger and the Financing and (iv) for general corporate purposes. The definitive documentation governing the Financing has not been finalized, and accordingly, the actual terms may differ from the description of such terms in the Debt Commitment Letter. The consummation of the Offer and the Merger is not conditioned upon receipt of the proceeds from the Financing or any replacement financing.

The above description of the Debt Commitment Letter does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Debt Commitment Letter, which is attached hereto as Exhibit 10.1.

Item 8.01	Other Events.

On February 13, 2017, IDT and GigPeak issued a joint press release in connection with the Merger. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated by reference herein.

Additional Information and Where to Find It

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities. The tender offer for the outstanding shares of GigPeak’s common stock described in this report has not commenced. At the time the tender offer is commenced, IDT will file or cause to be filed a Tender Offer Statement on Schedule TO with the SEC and GigPeak will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to GigPeak’s stockholders at no expense to them by the information agent to the tender offer, which will be announced. In addition, all of those materials (and any other documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

Forward-Looking Statements

This report contains forward-looking statements, including, but not limited to, statements related to the anticipated consummation of the acquisition of GigPeak and the timing, benefits and financing thereof, IDT’s strategy, plans, objectives, expectations (financial or otherwise) and intentions, future financial results and growth potential, anticipated product portfolio, development programs, patent terms and other statements that are not historical facts. These forward-looking statements are based on IDT’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to IDT’s ability to complete the transaction on the proposed terms and schedule; whether IDT or GigPeak will be able to satisfy their respective closing conditions related to the transaction; whether sufficient stockholders of GigPeak tender their shares of GigPeak common stock in the transaction; whether IDT will obtain financing for the transaction on the expected timeline and terms; the outcome of legal proceedings that may be instituted against GigPeak and/or others relating to the transaction; the possibility that competing offers will be made; risks associated with acquisitions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; risks related to future opportunities and plans for the acquired company and its products, including uncertainty of the expected financial performance of the acquired company and its products; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; and the possibility that if the acquired company does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of IDT’s shares could decline, as well as other risks related to IDT’s and GigPeak’s businesses detailed from time-to-time under the caption “Risk Factors” and elsewhere in IDT’s and the GigPeak’s respective SEC filings and reports, including the Annual Report of GigPeak on Form 10-K for the year ended December 31, 2015 and the Annual Report of IDT on Form 10-K for the year ended April 3, 2016. IDT undertakes no duty or obligation to update any forward-looking statements contained in this presentation as a result of new information, future events or changes in its expectations.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated February 13, 2017, by and among Integrated Device Technology, Inc., Glider Merger Sub, Inc. and GigPeak, Inc.

10.1	Commitment Letter, dated February 13, 2017, between JP Morgan Chase Bank, N.A. and Integrated Device Technology, Inc.

99.1	Tender and Support Agreement by and among Integrated Device Technology, Inc., Glider Merger Sub, Inc. and certain stockholders of GigPeak, Inc.

99.2	Joint press release issued by GigPeak, Inc. and Integrated Device Technology, Inc. on February 13, 2017

*	Schedules and exhibits to the Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K. IDT will furnish copies of any such schedules and exhibits to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: February 13, 2017

INTEGRATED DEVICE TECHNOLOGY, INC.

By:	/s/ Brian C. White
Name:	Brian C. White
Title:	Vice President and Chief Financial Officer
(duly authorized officer)

EXHIBIT INDEX

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated February 13, 2017, by and among Integrated Device Technology, Inc., Peak Merger Sub, Inc. and GigPeak, Inc.

10.1	Commitment Letter, dated February 13, 2017, between JP Morgan Chase Bank, N.A. and Integrated Device Technology, Inc.

99.1	Tender and Support Agreement by and among Integrated Device Technology, Inc., Glider Merger Sub, Inc. and certain stockholders of GigPeak, Inc.

99.2	Joint press release issued by GigPeak, Inc. and Integrated Device Technology, Inc. on February 13, 2017

*	Schedules and exhibits to the Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K. IDT will furnish copies of any such schedules and exhibits to the SEC upon request.